Ropes & Gray LLP

One International Place

Boston, MA 02110-2624

www.ropesgray.com

September 22, 2008

Evergreen Special Equity Fund

Evergreen Select Equity Trust

200 Berkeley Street

Boston, Massachusetts 02116-5034

Evergreen Golden Core Opportunities Fund

Evergreen Equity Trust

200 Berkeley Street

Boston, Massachusetts 02116-5034

Ladies and Gentlemen:

We have acted as counsel in connection with the Agreement and Plan of Reorganization (the “Agreement”) dated as of June 27, 2008 between and among:  (i) Evergreen Select Equity Trust, a Delaware statutory trust (“Evergreen Select Equity Trust”), on behalf of one of its series, Evergreen Special Equity Fund (“Target Fund”); (ii) Evergreen Equity Trust, a Delaware statutory trust (“Evergreen Equity Trust”), on behalf of one of its series, Evergreen Golden Core Opportunities Fund (“Acquiring Fund”); and (iii) Evergreen Investment Management Company, LLC (“EIMC”), the investment adviser to Target Fund and Acquiring Fund.  The Agreement describes a proposed transaction (the “Transaction”) to occur as of the date of this letter (the “Closing Date”), pursuant to which Acquiring Fund will acquire substantially all of the assets of Target Fund in exchange for shares of beneficial interest in Acquiring Fund (the “Acquiring Fund Shares”) and the assumption by Acquiring Fund of all of the liabilities of Target Fund following which the Acquiring Fund Shares received by Target Fund will be distributed by Target Fund to its shareholders in liquidation and termination of Target Fund.  This opinion as to certain U.S. federal income tax consequences of the Transaction is furnished to you pursuant to Section 8.6 of the Agreement.  Capitalized terms not defined herein are used herein as defined in the Agreement.

            Target Fund is a series of Evergreen Select Equity Trust, which is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-end management investment company.  Shares of Target Fund are redeemable at net asset value at each shareholder’s option.  Target Fund has elected to be a regulated investment company for federal income tax purposes under Section 851 of the Internal Revenue Code of 1986, as amended (the “Code”).

            Acquiring Fund is a series of Evergreen Equity Trust, which is registered under the 1940 Act as an open-end management investment company.  Shares of Acquiring Fund are redeemable at net asset value at each shareholder's option.  Acquiring Fund has elected to be a regulated investment company for federal income tax purposes under Section 851 of the Code.

            For purposes of this opinion, we have considered the Agreement, the Combined Prospectus/Proxy Statement dated August 13, 2008 and such other items as we have deemed necessary to render this opinion.  In addition, you have provided us with letters dated as of the date hereof, representing as to certain facts, occurrences and information upon which you have indicated that we may rely in rendering this opinion (whether or not contained or reflected in the documents and items referred to above).

            The facts presented in representation 5 of the letter from Acquiring Fund and representation 6 of the letter from Target Fund, each dated as of the date hereof (which facts are described in the subsequent paragraphs of this opinion), support the conclusion that, following the Transaction, Acquiring Fund will continue the historic business of Target Fund as an open-end investment company that seeks capital growth, as described in more detail below.

            Several factors demonstrate the similarity between Target Fund and Acquiring Fund.(1)   Both Funds share very similar investment objectives – Target Fund seeks capital growth and Acquiring Fund seeks long-term capital growth.  Although Target Fund achieves its objective by investing primarily in common stock of small-sized U.S. companies and Acquiring Fund by investing primarily in common stock of  both small and medium-sized U.S. companies, the Funds' investment styles are aligned in that the are both "growth" funds, i.e., they seek investments in equity securities of companies that are expected to have earnings growth.

            Target Fund and Acquiring Fund seek to maintain a dollar-weighted average market capitalization that falls in the range of the companies tracked by the Russell 2000 Index and the Russell 2500 Index, respectively.(2)  Consistent with the fact that Target Fund focuses on small companies and Acquiring Fund focuses on both small and medium-sized companies, Target Fund and Acquiring Fund are placed in different Morningstar Categories(3) and different Morningstar Style Boxes—Small Growth and Mid-Cap Growth, respectively.  Consistent with their investment strategies, as of March 31, 2008, an arbitrarily selected date that reflects the Funds' portfolios without reference to the Reorganization (the "Comparison Date"), there was a total overlap of only 42.76% when comparing the percentages of net assets each Fund invested in stocks of varying market capitalizations.  However, both Funds invested over 80% of their assets in a combination of small-cap stocks (62.6% for Target Fund and 20.2% for Acquiring Fund) and medium-cap stocks (20.4% of Target Fund's assets and 69.5% of Acquiring Fund's assets) – together, representing only approximately 27% of the total market capitalization of U.S. stocks;  neither Fund invested in any large-cap or giant-cap stocks.(4)

            Despite the difference in size focus, the Funds portfolios have very similar characteristics.  As of the Comparison Date, both Funds invested at least 97% of their net assets in stock of U.S. companies.  More specifically, in terms of asset allocation, there was a total overlap of 98.63% overlap, consisting of a 1.63% overlap in cash and a 97.0% overlap in U.S. stocks.

            The Funds' portfolios are also very similar in terms of regional and industry sector diversification.  Both Funds invest almost entirely in companies located in North America (Target Fund invested approximately 1% of its assets in Greater Asia).  As of the Comparison Date, the Funds had and 87.5% overlap in terms of sector diversification across three sector categories given by Morningstar— manufacturing economy (32.4% overlap), service economy (41.8% overlap), and information economy (13.3% overlap).  When these sectors were broken down into subcategories, the Funds portfolios this overlap was reduced to 78.66%.(5) However, within each broad category, the Funds largest investments were made in the same sub category:  within the manufacturing economy, Target Fund and Acquiring Fund invested 17.1% and 22.3% of their assets, respectively in the materials sector; within the service economy, Target Fund and Acquiring Fund invested 21.1% of and 20.2% of their assets, respectively, in the health care sector; and within the information economy, Target Fund and Acquiring Fund invested 8.6% and 9.5% of their assets, respectively, in the hardware sector.

            The specific characteristics described above do not constitute fixed aspects of Acquiring Fund and Target Fund’s investment strategies.  Rather, they reflect the fact that the Funds’ similar investment strategies led them to react similarly to the market conditions in existence prior and without reference to the proposal to merge Target Fund into Acquiring Fund.

             Given the many similarities of the Funds, at least 33-1/3% of Target Fund’s portfolio assets would not be required to be sold in order to comply with Acquiring Fund’s investment objectives, strategies, policies, risks and restrictions.  Acquiring Fund has no record, plan or intention of changing any of its investment objectives, strategies, policies, risks or restrictions following the acquisition.  Acquiring Fund will invest all assets acquired from Target Fund in a manner consistent with the Funds’ shared investment strategies as described above and as reflected in the portfolio data described above.

Based on the foregoing representations and assumptions and our review of the documents and items referred to above, we are of the opinion that, subject to the final two paragraphs hereof, for U.S. federal income tax purposes:

 -- The Transaction will constitute a "reorganization" within the meaning of Section 368(a)(1) of the Code, and Acquiring Fund and Target Fund each will be a “party to a reorganization” within the meaning of Section 368(b) of the Code;

-- Under Section 1032 of the Code, no gain or loss will be recognized by Acquiring Fund upon the receipt of the assets of Target Fund solely in exchange for Acquiring Fund Shares and the assumption by Acquiring Fund of the liabilities of Target Fund;

-- Under Section 361 of the Code, no gain or loss will be recognized by Target Fund upon the transfer of its assets to Acquiring Fund in exchange for Acquiring Fund Shares and the assumption by Acquiring Fund of the liabilities of Target Fund, or upon the distribution (whether actual or constructive) of Acquiring Fund Shares by Target Fund to its shareholders in exchange for their shares of Target Fund;

-- Under Section 354 of the Code, no gain or loss will be recognized by Target Fund shareholders upon the exchange of their Target Fund shares for Acquiring Fund Shares in liquidation of Target Fund;

-- Under Section 358 of the Code, the aggregate tax basis for the Acquiring Fund Shares received by each Target Fund shareholder pursuant to the Transaction will be the same as the aggregate tax basis of the Target Fund shares exchanged therefor;

-- Under Section 1223(1) of the Code, a Target Fund shareholder's holding period for the Acquiring Fund Shares received in the Transaction will include the period during which the Target Fund shares exchanged therefor were held by such shareholder (provided the shareholder held the Target Fund shares as capital assets on the Closing Date);

-- Under Section 362(b) of the Code, Acquiring Fund's tax basis in Target Fund assets acquired by Acquiring Fund in the Transaction will be the same as the tax basis of such assets in the hands of Target Fund immediately prior to the Transaction;

-- Under Section 1223(2) of the Code, the holding periods in the hands of Acquiring Fund of the assets of Target Fund acquired by Acquiring Fund in the Transaction will include the periods during which those assets were held by Target Fund; and

-- Acquiring Fund will succeed to and take into account the items of Target Fund described in Section 381(c) of the Code, subject to the conditions and limitations specified in Sections 381, 382, 383 and 384 of the Code and the Regulations thereunder.

            We express no view with respect to the effect of the Transaction on any transferred asset as to which any unrealized gain or loss is required to be recognized under federal income tax principles (i) at the end of a taxable year or upon the termination thereof, or (ii) upon the transfer of such asset regardless of whether such transfer would otherwise be a non-taxable transaction.

            In connection with this opinion, we call your attention to Revenue Ruling 87-76, 1987-2 C.B. 84, published by the Internal Revenue Service (the “IRS”).  In that ruling, the IRS held that the so-called “continuity of business enterprise” requirement necessary for tax-free reorganization treatment was not met in the case of an acquisition of an investment company which invested in corporate stocks and bonds by an investment company which invested in municipal bonds.  Specifically, the IRS based its ruling on its conclusion that the business of investing in corporate stocks and bonds is not the same line of business as investing in municipal bonds.  We believe that the IRS’s conclusion in this ruling has always been questionable.  In addition, a series of private letter rulings issued in July of 2005 suggests that the IRS’s position on this issue is evolving:  the IRS relied upon historic business representations to conclude that the reorganizations satisfied the continuity of business enterprise requirement.  However, even if the IRS’s 1987 revenue ruling were a correct statement of law, the facts of the Transaction would be distinguishable from those in the ruling.

            We believe that Acquiring Fund and Target Fund are both engaged in the same line of business:  each is an open-end management investment company that seeks capital growth by investing in equity securities of companies that are expected to have earnings growth.  After the Transaction, Acquiring Fund will continue that line of business for the benefit of the stockholders of both Target and Acquiring Funds.  While Acquiring Fund will dispose of securities formerly held by Target Fund, these dispositions will be fully consistent with the shared historic investment policies of both Funds and all proceeds generated by such dispositions will be reinvested in a manner fully consistent with such policies.  In these circumstances, we are of the opinion that Acquiring Fund will have continued the historic business of Target Fund for the benefit of, among others, the historic stockholders of Target Fund, and that the continuity of business enterprise doctrine should, as a result, be fulfilled.  However, because Revenue Ruling 87-76 is the only ruling on which taxpayers can rely (i.e., the only ruling that is not a private letter ruling) dealing specifically with the application of the “continuity of business enterprise” requirement to a reorganization involving investment companies, our opinion cannot be free from doubt.  No ruling has been or will be obtained from the IRS as to the subject matter of this opinion and there can be no assurance that the IRS or a court of law will concur with the opinion set forth above.

            Our opinion is based on the Code, Treasury Regulations, IRS rulings, judicial decisions, and other applicable authority, all as in effect on the date of this opinion.  The legal authorities on which this opinion is based may be changed at any time.  Any such changes may be retroactively applied and could modify the opinions expressed above.

Very truly yours,

 /s/ Ropes & Gray LLP

 Ropes & Gray LLP

End notes:

(1) Acquiring Fund was formed at the end of 2007.  As a result, much of the data commonly used to compare funds are not available with respect to Acquiring Fund.  This representation discusses the information that is available with respect to both Funds.

(2) As of April 30, 2008, the Russell 2000 Index's market capitalization range was approximately $10 million to $7.4 billion.  The Russell 2500 Index's market capitalization range was approximately $10 million to $22.5 billion.  Although the Russell 2500 Index's largest market cap is much larger than the Russell Index's largest market cap, the Indices have very similar median market caps, approximately $528 million for the Russell 2000 Index and $691 million for the Russell 2500 Index.

(3) The Morningstar Category is assigned based on the underlying securities in a fund's portfolio over the last three years.

(4) Morningstar has designated five market capitalization categories: giant, large, medium, small and micro, which represent 40%, 30%, 20%, 7% and 3% of the total capitalization of the U.S. equity market, respectively.

(5) Within the manufacturing category, Morningstar has designated the following subcategories: consumer goods (7.8% overlap), industrial materials (17.1% overlap), energy (7.5% overlap), and utilities (0% overlap).  Within the service category, Morningstar has designated the following subcategories: healthcare services (20.2% overlap), consumer services (1.7% overlap), business services (6% overlap), and financial services (7% overlap).  Within the information economy, software (2% overlap), hardware (8.6% overlap), media (0% overlap), and telecommunication (0.9% overlap).